May 23, 2019

John Rice
Chief Executive Officer
Sigma Labs, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

       Re: Sigma Labs, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           Form 10-Q for Fiscal Quarter Ended March 31, 2019
           Filed May 15, 2019
           File No. 001-38015

Dear Mr. Rice:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Intellectual Property, page 14

1. Please disclose the duration of the patents in your intellectual property portfolio. Please see Item 101(h)(4)(vii) of Regulation S-K.
Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 25

2. Please expand your disclosure of market information to include the range of high and low bid information of your registered common stock for each full quarterly period over the last two fiscal years. Please see Item 201(a)(iii) of Regulation S-K. John Rice
FirstName LastNameJohn Rice
Sigma Labs, Inc.
Comapany NameSigma Labs, Inc.
May 23, 2019
Page 2
May 23, 2019 Page 2
FirstName LastName
Form 10-Q for Fiscal Quarter Ended March 31, 2019

Note 4 - Stockholders' Equity
Deferred Compensation, page 9

3. Please provide us with a better understanding of the nature, terms, and recipients of the shares of common stock issued with restrictions that generated $78,000 in compensation expense for the first quarter of fiscal year 2019 and a prepaid asset of $225,000 as of
         March 31, 2019. In addition, please provide us with your analysis of your accounting for these transactions, including the specific reference to the authoritative literature.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Tracey Houser, Staff
Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Frank Pigott, Staff Attorney, at (202) 551-3570 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing and
                                                              Construction
cc:      Darren Freedman